NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 18, 2015, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 4, 2015 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Martha Stewart Living Omnimedia, Inc. and Sequential Brands Group, Inc., Singer Madeline Holdings, Inc.(‘TopCo’), Singer Merger Sub, Inc. and Madeline Merger Sub, Inc. became effective on December 4, 2015. Each share of Martha Stewart Living Omnimedia, Inc. was converted into either $6.15 cash, a number of shares of TopCo equal to $6.15 divided by the volume weighted average price of Sequential common stock during the five-day period ending on the trading day immediately prior to closing, or a mix of the two. The MSLO stockholder election is subject to proration to ensure that the aggregate cash paid and the number of shares of TopCo common stock issued will each represent 50% of the aggregate merger consideration. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 7, 2015.